Exhibit 21.1

Subsidiaries of Great Plains Energy Incorporated (1)

Name of Company	State of Incorporation

Kansas City Power & Light Company	Missouri

Innovative Energy Consultants Inc.	Missouri

KLT Inc.	Missouri

KLT Energy Services Inc.	Missouri

Custom Energy Holdings, L.L.C.	Delaware

Strategic Energy, L.L.C.	Delaware

(1)  Certain subsidiaries of Great Plains Energy Incorporated have been omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K. The indentation of the subsidiaries indicates ownership relationship to Great Plains Energy Incorporated.